[redacted]

SECL 08032773 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
NOV 20 2008

SEC FILE NUMBER
8-17983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/07** (MM/DD/YY) AND ENDING **09/30/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street	**Suite 1700**	**Tampa**	**Florida**	**33602**
(Address)		(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAYMOND JAMES

November 24, 2008

Gentlemen:

We, the undersigned, officers of Raymond James Financial Services, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

We, Richard G. Averitt III and Richard B. Franz II, officers of Raymond James Financial Services, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James Financial Services, Inc., as of September 30, 2008, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Chairman

Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Richard G. Averitt III and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard G. Averitt III and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 24th day of November, A.D., 2008.

Notary Public
State of Florida at Large

My commission expires:

KAREN B. WACHTEL
Notary Public, State of Florida
My comm. exp. Feb. 21, 2009
Comm. No. DD 398540

Raymond James Financial Services, Inc.
Member FINRA/SIPC
880 Carillon Parkway • St. Petersburg, FL 33716
727-567-1025 • 800-248-8863, Ext. 71025 • 727-567-8009 Fax

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

SUMMARY OF CONTENTS

Statement

of

Financial Condition

September 30, 2008

RAYMOND JAMES®

FINANCIAL SERVICES, INC.

Member FINRA/SIPC

International Headquarters:

The Raymond James Financial Center

880 Carillon Parkway, St. Petersburg, FL 33716

727-567-1000 • www.RaymondJames.com

Committed to your financial future.

A wholly-owned subsidiary of Raymond James Financial, Inc. (NYSE-RJF)

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report

The Board of Directors
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James Financial Services, Inc. as of September 30, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 24, 2008
Certified Public Accountants

Raymond James Financial Services, Inc.

(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

(in thousands, except share and par amounts)

SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents	$	85,827
Receivables from affiliates		48,593
Other receivables, net of allowance of $739		18,729
Deferred income taxes, net		13,777
Property and equipment, less accumulated depreciation of $2,224		220
Prepaid expenses and other assets		627
		$ 167,773

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued compensation, commissions and benefits	$	53,107
Income taxes payable		18,665
Payables to affiliates		2,864
Accrued expenses and other liabilities		11,923
		86,559
Stockholder's equity:		
Common stock - $1 par value, authorized 5,000 shares, issued and outstanding 5,000 shares		5
Additional paid-in capital		27,021
Retained earnings		54,188
		81,214
		$ 167,773

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James Financial Services, Inc. (the "Company") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company, a broker-dealer registered with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides a comprehensive range of investments and services to its retail customers, including asset management, estate planning, retirement planning and cash management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end on September 30th. The Statement of Financial Condition is prepared in conformity with U.S. generally accepted accounting principles, the more significant of which are summarized below.

Securities transactions

The Company clears all securities transactions on a "fully-disclosed" basis through Raymond James & Associates, Inc. ("RJA"), a wholly-owned broker-dealer subsidiary of RJF. Under the clearing arrangement, RJA confirms securities trades, processes securities movements and records transactions for clients in its accounts.

Cash and cash equivalents

The Company considers short-term investments with an initial maturity of 90 days or less to be cash equivalents.

Receivables and allowance for doubtful accounts

The Company makes loans or pays advances to Financial Advisors of the Company, who are independent contractors. These loans and advances are included in Other receivables in the amount of $17,477,000 less an allowance for doubtful accounts of $739,000. The Company provides for an allowance for doubtful accounts based on an evaluation of the Company's ability to collect such receivables. The Company's ongoing evaluation includes the review of specific accounts of Financial Advisors no longer associated with the Company and the Company's historical collection experience. When the review of these accounts indicates that any further collection activity is highly unlikely, the loans are written off and the corresponding allowance for doubtful accounts is reversed.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to seven years for software and two to five years for furniture, fixtures and equipment.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109, as interpreted by Financial Accounting Standards Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company's financial position, results of operations, or cash flows. The Company recognizes the accrual of interest and penalties related to income tax matters in interest expense and other expense, respectively. See Note 6 of the Notes to Statement of Financial Condition for further information on the Company's income taxes.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 establishes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, evaluation of income tax benefits is a two-step process. First, income tax benefits can be recognized in financial statements for a tax position if it is considered "more likely than not" (as defined in SFAS 5, "Accounting for Contingencies") of being sustained on audit based solely on the technical merits of the income tax position. Second, if the recognition criteria are met, the amount of income tax benefits to be recognized is measured based on the largest income tax benefit that is more than 50 percent likely to be realized on ultimate resolution of the tax position. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 on October 1, 2007. See Note 6 of the Notes to Statement of Financial Condition for information regarding the impact the adoption of FIN 48 had on the Company's financial statements.

Stock compensation

Select employees participate in various RJF incentive stock option and restricted stock plans which provide for the issuance of RJF common stock. The Financial Advisors of the Company, who are independent contractors, participate in two non-qualified stock option plans and a restricted stock plan. In accordance with the fair value provisions of SFAS No. 123(R), "Share Based Payment" ("SFAS 123R") and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," these grants are measured at their vesting date fair value and their fair value estimated at reporting dates prior to that time. The compensation expense recognized each period is based on the most recent estimated fair value. Further, in accordance with EITF No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the Company classifies these non-employee awards as liabilities at fair value upon vesting, with changes in fair value reported in earnings until these awards are exercised or forfeited. Stock-based compensation amounts are allocated by RJF to the Company. RJF allocates the cost of providing these plans to the Company based on cost per individual.

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, no less than the minimum of the range of probable loss.

Management estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

NOTE 3 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company, a member firm of the Financial Industry Regulatory Authority ("FINRA"), is also subject to the rules of FINRA, whose requirements are substantially the same. Rule 15c3-1 also provides for an "alternative net capital requirement" which the Company has elected. It requires that the minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit items arising from client transactions. At September 30, 2008, the Company's net capital was $54,225,000. The Company had no aggregate debit items and therefore the minimum net capital of $250,000 is applied, resulting in excess net capital of $53,975,000.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, RJA clears trades for the Company. RJA confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on behalf of the Company. RJA retains a portion of such commissions and fees as a clearing fee for its services.

The Company participates with its Parent and affiliates in certain expense sharing agreements. The Statement of Financial Condition reflects amounts receivable, primarily for fees and sales commissions receivable; and amounts payable for these related party transactions.

At September 30, 2008, receivables from affiliates of $48,593,000, primarily for fees and sales commissions receivable, and payable to its Parent and affiliates of $2,864,000, reflect amounts receivable and payable for these related party transactions.

NOTE 5 - BENEFIT PLANS:

The Company's employees participate in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on the profitability of the Company. The qualified plans include profit sharing, employee stock ownership, 401(k), employee stock purchase and incentive stock options plans. The profit sharing plan and employee stock ownership plan provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Director's on a discretionary basis. The profit sharing plan and employee stock ownership plan benefits become fully vested after six years of qualified service. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation contributed by each participant annually. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. As approved by the RJF Board of Directors, the incentive stock option plans grant options on RJF stock to key management employees. Non-qualified plans, available to only select employees, include deferred long-term incentive compensation, restricted stock, stock bonus, stock options and employee investment funds.

The Financial Advisors of the Company, who are independent contractors, are not eligible to participate in any employee plans discussed above but are eligible to participate in two non-qualified stock option plans, a restricted stock plan and three non-qualified deferred compensation plans in which awards are based on sales production and/or asset levels. The Company's independent contractor Financial Advisors participate in the Wealth Accumulation Plan ("WAP") of RJF which is one of the non-qualified deferred compensation plans that provides benefits to the Company's independent contractor Financial Advisors who meet certain production requirements. RJF has purchased and holds life insurance on independent contractor Financial Advisors, to earn a competitive rate of return for participants and to provide the source of funds available to satisfy its obligations under this plan. The WAP contribution is made in amounts approved annually by RJF's Board of Directors. RJF allocates the cost of providing these plans to the Company based on cost per individual.

NOTE 6 - FEDERAL AND STATE INCOME TAXES:

The major deferred tax asset (liability) items, as computed under SFAS 109, are as follows:

Deferred tax assets:	
Deferred compensation	$ 7,199
Accrued expenses	7,211
Capital expenditures	1,044
Other	36
Total deferred tax assets	15,490
Deferred tax liabilities:	
Accrued expenses	(921)
Other	(792)
Total deferred tax liabilities	(1,713)
Net deferred tax assets	$ 13,777

The Company has recorded a deferred tax asset at September 30, 2008. No valuation allowance as defined by SFAS 109 is required at September 30, 2008 as management believes it is more likely than not that the deferred tax asset is realizable.

FIN 48

The Company adopted the provisions of FIN 48 on October 1, 2007. The impact of the adoption of FIN 48 resulted in a decrease to beginning retained earnings and an increase to the liability for unrecognized tax benefits of approximately $1,915,000.

The total amount of gross unrecognized tax benefits as of the date of adoption was approximately $2,833,000. Of this total, approximately $1,915,000 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. At September 30, 2008 our liability for unrecognized tax benefits remained at $2,775,000 and the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for income from continuing operations remained at $1,946,000.

The Company is included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and various consolidated states. It also files separate income tax returns in various states and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to 2008 for federal tax returns and 2004 for state and local tax returns. During the second quarter, the Company settled the Limited Issue Focused Examinations by the Internal Revenue Service for fiscal years 2005 and 2006. During the fourth quarter, the fiscal year 2007 federal income tax return examined under the IRS Compliance Assurance Program was accepted as filed. The 2008 federal income tax return is currently being examined under the IRS Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The 2008 IRS audit and state audits in process are expected to be completed in fiscal year ending 2009. It is anticipated that the unrecognized tax benefits may increase by an estimated $273,000 over the next 12 months.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

In connection with auction rate securities ("ARS"), the Company has been subject to ongoing examinations, with which it is cooperating fully, by the Securities and Exchange Commission ("SEC"), the New York Attorney General's Office and Florida's Office of Financial Regulation. The Company is also named in a class action similar to that filed against a number of brokerage firms alleging various securities law violations, which it is vigorously defending.

Several large banks and brokerage firms, most of who were the primary underwriters of and supported the auctions for, ARS have announced agreements, usually as part of a regulatory settlement, to repurchase ARS at par from some of their clients. Other brokerage firms have entered into similar agreements. The Company, in conjunction with other industry participants is actively seeking a solution to ARS' illiquidity. This includes issuers restructuring and refinancing the ARS, which has met with some success. Should these restructurings and refinancings continue, then clients' holdings could be reduced further, however, there can be no assurance these events will continue. If the Company were to consider resolving pending claims, inquiries or investigations by offering to repurchase all or some portion of these ARS from certain clients, it would have to have sufficient regulatory capital and cash or borrowing power to do so, and at present it does not have such capacity. Further, if such repurchases were made at par value there could be a market loss if the underlying securities' value is less than par and any such loss could adversely affect the results of operations.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. The Company is contesting the allegations in these cases and believes that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying consolidated financial statements with respect to these matters, the ultimate resolution of these matters will not result in a material adverse impact on the Company's financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors
Raymond James Financial Services, Inc.:

In planning and performing our audit of the financial statements of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

(1) The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

Since the Company does not carry commodities accounts for customers, we did not review the practices and procedures followed by the Company in any of the following:

(2) Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

(3) Performing the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2008
Certified Public Accountants

END